UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                              FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                Commission File Number  333-92019

                       PLASTICS MFG. COMPANY
      (Exact name of registrant as specified in its charter)

     W188 N11707 MAPLE ROAD, GERMANTOWN, WISCONSIN 53022-8214
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                COMMON STOCK
          (Title of each class of securities covered by this Form)

                                    NONE
    (Titles of all other classes of securities for which a duty to file reports under
                       section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)        Rule 12h-3(b)(1)(i)  X
          Rule 12g-4(a)(1)(ii)       Rule 12h-3(b)(1)(ii)
          Rule 12g-4(a)(2)(i)        Rule 12h-3(b)(2)(i)
          Rule 12g-4(a)(2)(ii)       Rule 12h-3(b)(2)(ii)
                                     Rule 15d-6

     Approximate number of holders of record as of the certification or notice date: 296.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Plastics Mfg. Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

 Date:  7-11-02     By:    MARK G. SELLERS

                           Mark G. Sellers, President